UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

KINDER MORGAN, INC.

(Name of Issuer)

Class P Common Stock

(Title of Class of Securities)

49456B101

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 49456B101		SCHEDULE 13G

1	Names of Reporting Persons Carlyle/Riverstone Energy Partners III, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 0.0%

12	Type of Reporting Person PN

CUSIP No. 49456B101		Schedule 13G

1	Names of Reporting Persons C/R Energy GP III, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 0.0%

12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 49456B101		Schedule 13G

1	Names of Reporting Persons C/R Knight Partners, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 0.0%

12	Type of Reporting Person PN

CUSIP No. 49456B101		Schedule 13G

1	Names of Reporting Persons C/R Energy III Knight Non-US Partnership, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 0.0%

12	Type of Reporting Person PN

CUSIP No. 49456B101		Schedule 13G

1	Names of Reporting Persons Carlyle/Riverstone Knight Investment Partnership, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 0.0%

12	Type of Reporting Person PN

CUSIP No. 49456B101		Schedule 13G

1	Names of Reporting Persons Riverstone Energy Coinvestment III, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 0.0%

12	Type of Reporting Person PN

CUSIP No. 49456B101		Schedule 13G

1	Names of Reporting Persons Riverstone Coinvestment GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 0.0%

12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 49456B101		Schedule 13G

1	Names of Reporting Persons Carlyle Energy Coinvestment III, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 0.0%

12	Type of Reporting Person PN

CUSIP No. 49456B101	Schedule 13G

Item 1.
	(a)	Name of Issuer: Kinder Morgan, Inc. (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices: 500 Dallas Street, Suite 1000 Houston, Texas 77002

Item 2.
(a)

Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  This statement is filed on behalf of:

(i) the “C/R Reporting Persons,” consisting of:

•      Carlyle/Riverstone Energy Partners III, L.P.;

•      C/R Energy GP III, LLC;

•      C/R Knight Partners, L.P.;

•      C/R Energy III Knight Non-US Partnership, L.P.;

•      Carlyle/Riverstone Knight Investment Partnership, L.P.;

•      Riverstone Energy Coinvestment III, L.P.; and

•      Riverstone Coinvestment GP, LLC;

and

(ii) Carlyle Energy Coinvestment III, L.P.

(b)

Address or Principal Business Office:

The address and principal business office of the C/R Reporting Persons is:

712 Fifth Avenue, 51st Floor

New York, NY 10019

The address and principal business office of Carlyle Energy Coinvestment III, L.P. is:

c/o The Carlyle Group, 1001 Pennsylvania Avenue, N.W., Suite 220 South

Washington, D.C. 20004-2505.

(c)

Citizenship of each Reporting Person is:
Carlyle/Riverstone Energy Partners III, L.P. is a Delaware limited partnership.

C/R Energy GP III, LLC is a Delaware limited liability company.

C/R Knight Partners, L.P. is a Delaware partnership.

Carlyle/Riverstone Knight Investment Partnership, L.P. is a Delaware limited partnership.

C/R Energy III Knight Non-US Partnership, L.P. is a Delaware limited partnership.

Riverstone Energy Coinvestment III, L.P. is a Delaware limited partnership.

Riverstone Coinvestment GP, LLC is a Delaware limited liability company.

Carlyle Energy Coinvestment III, L.P. is a Delaware limited partnership.

	(d)	Title of Class of Securities: Class P common stock, $0.01 par value (“Common Stock”)
	(e)	CUSIP Number: 49456B101

Item 3.
Not applicable.

CUSIP No. 49456B101	Schedule 13G

Item 4.	Ownership

(a)

Amount beneficially owned:

This amendment to Schedule 13G is being filed on behalf of the Reporting Persons to report that, as of October 17, 2012, the Reporting Persons do not beneficially own any shares of the Issuer’s Common Stock.

(b) Percent of class: See Item 4(a) hereof.
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

CUSIP No. 49456B101	Schedule 13G

Item 10.	Certification
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2013

CARLYLE/RIVERSTONE ENERGY PARTNERS III, L.P.
By: C/R Energy GP III, LLC, its sole general partner

By:	/s/ Pierre F. Lapeyre, Jr.
Name:	Pierre F. Lapeyre, Jr.
Title:	Managing Director

C/R ENERGY GP III, LLC

By:	/s/ Pierre F. Lapeyre, Jr.
Name:	Pierre F. Lapeyre, Jr.
Title:	Managing Director

C/R KNIGHT PARTNERS, L.P.
By: Carlyle/Riverstone Energy Partners III, L.P., its general partner
By: C/R Energy GP III, LLC, its sole general partner

By:	/s/ Pierre F. Lapeyre, Jr.
Name:	Pierre F. Lapeyre, Jr.
Title:	Managing Director

CARLYLE/RIVERSTONE KNIGHT INVESTMENT PARTNERSHIP, L.P.
By: Carlyle/Riverstone Energy Partners III, L.P., its general partner
By: C/R Energy GP III, LLC, its sole general partner

By:	/s/ Pierre F. Lapeyre, Jr.
Name:	Pierre F. Lapeyre, Jr.
Title:	Managing Director

CUSIP No. 49456B101	Schedule 13G

C/R ENERGY III KNIGHT NON-US PARTNERSHIP, L.P.
By:	Carlyle/Riverstone Energy Partners III, L.P., its general partner
By:	C/R Energy GP III, LLC, its sole general partner

By:	/s/ Pierre F. Lapeyre, Jr.
Name:	Pierre F. Lapeyre, Jr.
Title:	Managing Director

RIVERSTONE ENERGY COINVESTMENT III, L.P.
By: Riverstone Energy Coinvestment GP, LLC
By: Riverstone Holdings, its Managing Member

By:	/s/ Pierre F. Lapeyre, Jr.
Name:	Pierre F. Lapeyre, Jr.
Title:	Managing Director

RIVERSTONE ENERGY COINVESTMENT GP, LLC
By: Riverstone Holdings, its Managing Member

By:	/s/ Pierre F. Lapeyre, Jr.
Name:	Pierre F. Lapeyre, Jr.
Title:	Managing Director

CARLYLE ENERGY COINVESTMENT III, L.P.
By: Carlyle Energy Coinvestment III GP, L.L.C., its general partner
By: TCG Holdings, L.L.C., its general partner

By:	/s/ Jeremy W. Anderson, Attorney-in-Fact
Name:	David M. Rubenstein
Title:	Managing Director

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons on February 14, 2012)